Exhibit 99.1

LJ International Inc. Announces Amendments to Memorandum and Articles of Association

HONG KONG, July 5, 2012 — LJ International Inc. (NASDAQ: JADE, the “Company”, or “LJI”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that on July 4, 2012, the Company filed an Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the BVI Financial Services Commission effective as of the date of filing. Among other things, the following changes were made : (1) adopting advance notice procedures before a member intends to make a proposal at a members’ meeting, (2) adopting advance notice procedures before a member intends to nominate a director at a members’ meeting, (3) eliminating actions by members through written consent, (4) limiting the ability of members to call special meetings of members, (5) amending the size of the Board of Directors of the Company to no less than three and no more than seven directors, and (6) adopting a staggered board of directors, classified into three classes. The Amended and Restated Memorandum and Articles of Association were approved by the Company’s Board of Directors on June 28, 2012.

Upon the Amended and Restated Articles of Association of the Company taking effect, Mr. Yu Chuan Yih and Mr. Xiang Xiong Deng were appointed as Class I directors; Ms. Ka Man Au and Ms. Jieyun Yu were appointed as Class II directors; and Mr. Hon Tak Ringo Ng, Mr. Andrew N. Bernstein and Mr. Jin Wang were appointed as Class III directors.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations Contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com